Filed pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated July 28, 2011

Relating to Preliminary Prospectus Supplement dated July 28, 2011

Registration Statement No. 333-162119

PRICING TERM SHEET

Dated July 28, 2011 to the

Preliminary Prospectus Supplement Referred to Below

MF Global Holdings Ltd.

Offering of

$325,000,000 aggregate principal amount of

3.375% Convertible Senior Notes due 2018

The information in this pricing term sheet relates only to the offering of the Notes and should be read together with (i) the preliminary prospectus supplement dated July 28, 2011 relating to the offering of the Notes, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”), and (ii) the accompanying prospectus dated February 24, 2010, each filed with the Securities and Exchange Commission (the “SEC”).

Issuer:	MF Global Holdings Ltd., a Delaware corporation.

Ticker/Exchange for Common Stock:	MF/The New York Stock Exchange (“NYSE”)

Securities Offered:	3.375% Convertible Senior Notes due 2018 (the “Notes”)

Trade Date:	July 28, 2011.

Aggregate Principal Amount of Notes Offered:	$325,000,000 aggregate principal amount of Notes.

Underwriters’ Option to Purchase Additional Notes:	Up to $45,000,000 aggregate principal amount of additional Notes.

Net Proceeds of the Offering after Underwriting Discounts and Commissions and Estimated Offering Expenses:	Approximately $315.4 million (or approximately $359.2 million if the underwriters exercise their option to purchase additional Notes in full).

Convertible Note Hedge Transactions and Warrant Transactions:	The Issuer intends to use approximately $25.2 million of the net proceeds from the offering to fund the net cost of entering into the convertible note hedge transactions (after such cost is partially offset by the proceeds that the Issuer receives from entering into the warrant transactions). If the underwriters exercise their option to purchase additional Notes, the Issuer intends to use a portion of the net proceeds to fund the cost of entering into additional convertible note hedge transactions (after such cost is partially offset by the proceeds that the Issuer expects to receive from entering into additional warrant transactions).

The strike price of the warrant transactions is $13.0725 (subject to customary anti-dilution adjustments), which represents a premium of approximately 75% over the Closing Stock Price.

Maturity Date:	August 1, 2018, unless earlier converted or repurchased by the Issuer at the holder’s option upon a fundamental change.

Annual Interest Rate:	3.375% per annum, accruing from the Settlement Date.

Interest Payment Dates:	Each February 1 and August 1, beginning on February 1, 2012.

Interest Payment Record Dates:	Each January 15 and July 15, beginning January 15, 2012.

Public Offering Price:	100%

Closing Stock Price:	$7.47 per share of the Issuer’s common stock on the NYSE on July 28, 2011.

Conversion Premium:	32.50% above the Closing Stock Price.

Conversion Price:	Approximately $9.90 per share of the Issuer’s common stock, subject to adjustment.

Conversion Rate:	101.0331 shares of the Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustment.

Daily Cash Amount:	The maximum amount of cash per trading day that the Issuer will pay for each $1,000 principal amount of Notes converted on the applicable conversion date, which maximum amount equals (A) $16.67 for the first 40 consecutive trading days of such cash settlement averaging period and (B) $16.66 for the remaining 20 trading days of such cash settlement averaging period.

Joint Book-Running Managers:	Goldman, Sachs & Co. and Citigroup Global Markets Inc.

Pricing Date:	July 28, 2011

Expected Settlement Date:	August 2, 2011

CUSIP/ISIN Number:	55277J AB4/ US55277JAB44

Underwriting Discounts and Commissions:	The following table shows the public offering price, the underwriting discounts and commissions and the proceeds before expenses to the Issuer from the offering:

	Per Note	Total
Public offering price	100%	$325,000,000
Underwriting discounts and commissions	2.75%	$8,937,500
Proceeds, before expenses, to MF Global Holdings Ltd.	97.25%	$316,062,500

Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock by which the Issuer will increase the Conversion Rate for any holder that converts its Notes in connection with a make-whole fundamental change having the stock price and effective date set forth below:

	Stock Price
Effective Date	$7.47	$8.25	$9.00	$9.90	$11.00	$12.50	$15.00	$17.50	$20.00	$25.00	$30.00	$40.00	$50.00	$75.00
August 2, 2011	32.8357	31.3556	26.3582	21.7397	17.6350	13.7636	9.7737	7.1122	5.3071	3.2358	2.1496	0.9405	0.3671	0.0
August 1, 2012	32.8357	29.1398	24.2177	19.6983	15.7356	12.0904	8.5304	6.1842	4.5927	2.7592	1.7904	0.6777	0.3545	0.0
August 1, 2013	32.8357	27.2655	22.3852	17.9382	14.0981	10.6542	7.4843	5.4622	4.1103	2.5370	1.6947	0.6312	0.3418	0.0
August 1, 2014	32.8357	25.6109	20.6552	16.2037	12.4082	9.1099	6.3910	4.6909	3.5729	2.2876	1.5837	0.5847	0.3292	0.0
August 1, 2015	32.8357	24.3578	19.1749	14.6231	10.8115	7.6343	5.2296	3.9031	3.0349	2.0395	1.4870	0.5382	0.3165	0.0
August 1, 2016	32.8357	23.3119	17.7300	12.9021	9.0021	5.9201	3.9639	3.0193	2.4120	1.7299	1.3406	0.4917	0.3039	0.0
August 1, 2017	32.8357	21.6351	15.3041	10.0306	6.0377	3.2782	2.0671	1.5657	1.2518	0.9074	0.7019	0.4452	0.2913	0.0
August 1, 2018	32.8357	20.1791	10.0780	0.0	0.0	0.0	0.0	0.0	0.00	0.0	0.0	0.00	0.0	0.0

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $75.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the Conversion Rate; or

•

if the stock price is less than $7.47 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the Conversion Rate.

Notwithstanding the foregoing, in no event will the Conversion Rate be increased on account of a make-whole fundamental change to exceed 133.8688 shares of the Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the Conversion Rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

CAPITALIZATION

The following table sets forth the Issuer’s cash and cash equivalents and the Issuer’s combined capitalization as of June 30, 2011 (i) on an actual basis and (ii) as adjusted to give effect to the sale of the Notes (assuming no exercise of the underwriters’ option to purchase additional notes) and sources and uses of funds described in the Preliminary Prospectus Supplement under the heading “Use of Proceeds”. You should read the information in this table in conjunction with the Issuer’s consolidated financial statements and related notes included in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2011 as well as the consolidated financial statements included in the Issuer’s Current Report on Form 8-K filed on July 28, 2011, both of which are incorporated by reference in the Preliminary Prospectus Supplement.

	As of June 30, 2011

(in thousands)	Actual	As adjusted(1) (unaudited)
Cash and cash equivalents	$709,379	$868,990

Borrowings:
Short-term borrowings(2)	366,088	366,088
Long-term borrowings	417,152	567,079	(3)

Total borrowings	783,240	933,167

Preferred Stock, $1.00 par value per share; 200.0 million shares authorized:
6% Cumulative Convertible Preferred Stock, Series A; 1.5 million shares issued and outstanding	96,167	96,167

9.75% Non-cumulative Convertible Preferred Stock, Series B; 403,550 shares issued and outstanding	34,446	34,446

Equity
Common Stock, $1.00 par value per share; 1,000.0 million shares authorized, 164.9 million shares issued and outstanding	164,893	164,893
Additional paid-in capital(4)	1,595,428	1,629,650
Accumulated other comprehensive loss (net of tax)	6,616	6,616
Accumulated deficit	(396,330)	(412,685)
Non-controlling interest	18,973	18,973

Total equity	1,389,580	1,407,447

Total capitalization	$2,303,433	$2,471,227

(1)	Assumes the repurchase of $109.1 million in aggregate principal amount of the Issuer’s 9.00% Convertible Senior Notes due 2038 in a limited number of privately-negotiated transactions. If no such repurchases are consummated, the Issuer’s cash and cash equivalents would increase by $109.1 million.
(2)	Short-term borrowings include amounts outstanding under the Issuer’s liquidity facility.

(3)	As adjusted long-term borrowings includes the Notes. For additional accounting information relating to the Notes, please see footnote (4) below.
(4)	Amounts shown below reflect the application of ASC 470-20, which requires issuers to separately account for the liability and equity components of convertible debt instruments that may settle in cash (such as the Notes and the Issuer’s existing convertible notes). In accordance with ASC 470, the Issuer estimates that $325 million aggregate principal amount of the Notes will be recognized as follows (in thousands):

Liability Component:
Principal	$325,000
Less: debt discount	$(67,885)
Net carrying amount	$257,115
Equity component	$67,885

The equity component associated with the Notes is reflected in the capitalization table as an increase to additional paid-in capital, as adjusted. Additional paid-in capital, as adjusted, has also been (i) reduced by $25.2 million, representing the cost of the convertible note hedge transactions in respect of the Notes (after such cost is partially offset by the proceeds to the Issuer of the warrant transactions), and (ii) increased by a net $6.2 million impact for deferred taxes.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus dated February 24, 2010) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the underwriters will arrange to send you these documents if you request them by contacting Goldman, Sachs & Co. at 200 West Street, New York, NY 10282, (866) 471-2526 or emailing prospectus-ny@ny.email.gs.com, and Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 (800) 831-9146 or emailing batprospectusdept@citi.com.